UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Silver State Bancorp

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

828251108

(CUSIP Number)

Thomas T. Nicholson

Silver State Bancorp

400 North Green Valley Parkway

Henderson, NV, 89014

(702) 433-8300

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828251108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Thomas T. Nicholson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,708,600*
8. Shared Voting Power 800,000*
9. Sole Dispositive Power 1,708,600*
10. Shared Dispositive Power 800,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,508,600*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.45% of shares of Common Stock
14.	Type of Reporting Person (See Instructions) IN

*	Includes 300,000 shares pledged as collateral to Zions Bank. Also includes 800,000 shares held by Black Creek L.P., a family limited partnership, of which Mr. Nicholson, as a general partner, has shared voting power and shared investment power.

CUSIP No. 828251108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Diana R. Nicholson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 800,000*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 800,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.23% of shares of Common Stock
14.	Type of Reporting Person (See Instructions) IN

*	All 800,000 shares are held by Black Creek L.P., a family limited partnership, over which Mrs. Nicholson, as a general partner, has shared voting power and shared investment power.

CUSIP No. 828251108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Black Creek Limited Partnership, EIN: 82-0461141
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Idaho

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 800,000*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 800,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.23% of shares of Common Stock
14.	Type of Reporting Person (See Instructions) PN

ITEM 1.	SECURITY AND ISSUER

This Statement relates to the shares of common stock, $0.001 par value (“Common Stock”), of Silver State Bancorp, a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 400 North Green Valley Parkway, Henderson, NV, 89014.

ITEM 2.	IDENTITY AND BACKGROUND

This Statement is being filed jointly by Mr. Thomas T. Nicholson, Mrs. Diana R. Nicholson and the Black Creek Limited Partnership, a family partnership of the Nicholson family (the “Partnership” and collectively, the “Reporting Persons”). The address of the Reporting Persons is 10330 Stardust Drive, Boise, ID 83709.

Black Creek Limited Partnership is organized under the laws of Idaho. Its principal business is serving as a private investment limited partnership investing in farming, ranching, real estate and personal property. Mr. and Mrs. Nicholson are the sole general partners of the Partnership.

Mr. Nicholson’s principal occupation is President of Mountain View Equipment Corporation located at 700 West Overland Road, Meridian, ID 83642. Mrs. Nicholson’s principal occupation is homemaker.

The Reporting Persons have never been convicted in a criminal proceeding nor have they ever been a party to a civil or criminal proceeding before any administrative or judicial body resulting in a judgment, decree or final order to which they are or were subject.

Mr. and Mrs. Nicholson are United States citizens and Black Creek Limited Partnership is an Idaho Limited Partnership.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All shares were purchased using personal funds. No funds were borrowed for such purpose. The total consideration for the 50,000 shares of Common Stock acquired on July 23, 2007 by Mr. Nicholson was approximately $1,000,000. Prior to the acquisition of 50,000 shares of Common Stock in connection with the initial public offering, Mr. Nicholson held 2,458,600 shares of Common Stock, or 98% of the 2,508,600 shares held following the initial public offering. The Black Creek Limited Partnership, and Diana R. Nicholson as one of its general partners, have held 800,000 shares of Common Stock before and after the initial public offering.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Stock for personal investment purposes and to support the business efforts of the Issuer. Mr. Nicholson is a Director of the Issuer. His presence on the Board of Directors may result in influencing the outcome of Board decisions on various matters that may come before the Board. To the extent a matter comes before the Board that may, in the judgment of Mr. Nicholson, present a conflict of interests, he will recuse himself from the discussion and voting on such matters.

Except as described in the preceding paragraph, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF SILVER STATE BANCORP

(a) and (b) The following table sets forth the number of shares of Common Stock of Silver State Bancorp that are beneficially owned by the Reporting Persons, together with the percentage of such Common Stock beneficially owned by the Reporting Persons, as of the date hereof. Mr. Nicholson has sole power to vote and dispose of the shares of Common Stock that he beneficially owns, except (i) for 800,000 shares held by Black Creek Limited Partnership over which Mr. Nicholson has shared voting power and shared investment power, and (ii) 300,000 shares pledged as collateral to Zions Bank, over which Mr. Nicholson has investment and voting powers limited by the Commercial Pledge Agreement with Zions Bank attached hereto as Exhibit 1 and incorporated by reference herein.

Name	Number of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Thomas T. Nicholson	2,508,600	16.45%
Diana R. Nicholson	800,000	5.23%
Black Creek Limited Partnership	800,000	5.23%

(c)

Name	Date of Transaction	Amount of Securities Involved	Price per Share	Where and How the Transaction was Effected
Thomas T. Nicholson	July 23, 2007	50,000	$20	Purchased in connection with Initial Public Offering

(d) To the Reporting Persons’ knowledge, other than the contracts, arrangements, understandings or relationships described in Item 6, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF SILVER STATE BANCORP

Other than the Commercial Pledge Agreement attached hereto as Exhibit 1, the Black Creek

Limited Partnership Agreement attached hereto as Exhibit 2, the Joint Filing Agreement attached hereto as Exhibit 3, and the Lock-up Agreement attached hereto as Exhibit 4, each of which are herein incorporated by reference, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between any of the Reporting Persons and any other person with respect to the securities of the Silver State Bancorp.

ITEM 7.	MATERIAL REQUIRED TO BE FILED AS EXHIBITS

The following exhibits are incorporated by reference into this Item 7 by inference:

Exhibit	Description
1	Commercial Pledge Agreement between Mr. Nicholson and Zions Bank.

2	Black Creek Limited Partnership Agreement among Mr. and Mrs. Nicholson and the limited partners named therein.

3	Joint Filing Agreement.

4	Lock-up Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2007

/s/ Thomas T. Nicholson
Thomas T. Nicholson

/s/ Diana R. Nicholson
Diana R. Nicholson

BLACK CREEK LIMITED PARTNERSHIP

By:	/s/ Thomas T. Nicholson,
Thomas T. Nicholson,
General Partner

By:	/s/ Diana R. Nicholson,
Diana R. Nicholson,
General Partner